RocketFuel Blockchain, Inc.

201 Spear Street, Suite 1100

San Francisco, CA 94105

(424) 256-8560 ● (310) 388-0582 (fax)

Bennett J. Yankowitz
Chief Financial Officer
b.yankowitz@rocketfuelblockchain.com

October 27, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	RocketFuel Blockchain, Inc.
Registration Statement on Form S-1
File No. 333-260420
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, RocketFuel Blockchain, Inc. (the “Registrant”) hereby respectfully requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-260420), as amended (the “Registration Statement”), so that it may become effective at 4:30 p.m. Eastern Time on Thursday, October 28, 2021 or as soon as practicable thereafter, or at such later time as the Registrant or its outside counsel, Katten Muchin Rosenman LLP, requests by telephone that such Registration Statement be declared effective.

We respectfully request that we be notified of such effectiveness by a telephone call to me at (424) 256-8560.

Sincerely,

RocketFuel Blockchain, Inc.

/s/ Bennett J. Yankowitz
Bennett J. Yankowitz
Chief Financial Officer